Filed by The Middleby Corporation

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Welbilt, Inc.

Commission File No.: 001-37548

Corporate Speakers: •Tim FitzGerald; Middleby Corporation; CEO • • • Bill Johnson; Welbilt Corporation; CEO Bryan Mittelman; Middleby Corporation; CFO James Pool; Middleby Corporation; CTO and COO Participants: •Unidentified Participant; Robert W. Baird & Co; Analyst • • • • • • • Unidentified Participant; Jefferies; Analyst Jeff Hammond; KeyBank Capital Markets; Managing Director Joel Tiss; BMO; Managing Director Unidentified Participant; Unknown Company; Analyst Todd Brooks; C.L. King & Associates; Senior VP Larry De Maria; William Blair; CFA Tom Simonitsch; J.P. Morgan; VP Equity Research Operator^ Welcome to Middleby conference call to discuss today’s announcement on the acquisition of Welbilt. With us today from Middleby management are CEO Tim FitzGerald, CFO Bryan Mittelman, Chief Technology and Operations Officer James Pool and Chief Commercial Officer Steve Spittle. Joining the call from Welbilt is CEO Bill Johnson. We will begin the call with opening comments and then later assemble the Q&A. Instructions on how to get in the queue will be given at that time. We’d like to star today’s call with comments from Middleby’s CEO, Tim FitzGerald. Please go ahead, sir. Tim FitzGerald^ Thank you and good morning. I want to thank everyone for joining our conference call on this exciting day as we announce Middleby’s planned acquisition of Welbilt. Please note there are slides on our website under the investing section, which will company today's call. I am aware that we not only have Middleby financial analysts on this call. We also have the Welbilt financial community, employees of both companies, customers and other industry players. I’d like to welcome all participants to the call and thank all for taking the time to learn more about this transaction for the long-term benefit of both companies. PRESENTATION Middleby Corp(UPDATE) April 20, 2021

This transaction is a transformational opportunity for Middleby and a compelling combination that will benefit our combined stakeholders. As mentioned, with us today is Bill Johnson, CEO of Welbilt, who I’d like to thank you for joining us in person at the Middleby corporate office in Elgin, Illinois. Bill and I have worked closely together in alongside our teams to bring about this transaction for the benefit of both organizations. Bill’s done a tremendous job leading Welbilt over the past several years, driving process and cultural change, profitability improvements and innovation across the Welbilt organization. Those efforts will carry on in the benefit of the combined organization and I’m pleased – I’m very pleased that Bill will be joining the Middleby Board post-closing and to support the success of the transaction. Welbilt brings to Middleby a complementary portfolio of 12 highly recognized brands extending our hot side, cold side and beverage offerings. Welbilt also brings a strong global presence, particularly in Asia and Europe, furthering our international expansion efforts. Welbilt has been an innovator of products, technology and after-sales service with [FifthKitchen], KitchenConnect and KitchenCare, bring capabilities and offerings that align with Middleby’s strategic priorities. Welbilt also brings an experienced management team with the food-service knowledge. The combination of our two great companies creates a leading player with a comprehensive product offering. global footprint and a portfolio of innovated solutions that position us to capitalize on emerging industry trends and better serve the rapidly changing needs of our customers. We believe the timing of this acquisition is ideal. The food service industry has proven resilient over the past year with an underlying strength in consumer demand for restaurants. As we emerge from COVID there is momentum at both Middleby and Welbilt fuelled by a positive outlook for the industry recovering. Further supporting the timing of this transaction are transformational industry trends that are under well – underway. Product innovation, advanced technologies, digitization of the customer experience and a higher level of after sales support is a demand to address not only the many operating challenges of the industry but also the rapid changes to our customer’s business models. During COVID, our customers have quickly adapted to evolving circumstances, pivoting to increased demand for delivery, drive-through pickup and carry out.

They’re also re-evaluating and modifying both indoor and outdoor dining experiences. The emergence of alternative food-service experiences, including virtual dining, ghost kitchens and non-traditional food-service venues are coming into the mainstream. At Middleby, we have been looking ahead, also reinventing our business to adapt to the future of the food service industry. This transaction further supports these efforts, allowing us to bring together the best of both companies, positioning Middleby to meet the demands of a changing industry. As we contemplate the many synergies and strategic benefits between Middleby and Welbilt, we’ve identified considerable opportunities together that will benefit our customers and shareholders for the long-term. The breadth of the combined portfolio brands and products provides to our customers a broad set of food-service solutions across hot side, cold side and beverage categories. This acquisition expands our global reach with extensive sales service and manufacturing operations in all regions, advancing the position of Middleby in Asia and other target, high growth regions internationally. The transaction accelerates new product innovation with the sharing of R&D and investments into value-added technologies and services of the future, including AI, controls, automation and connectivity. The combined sales and marketing organization provides for efficiencies in go-to market processes and the opportunity to provide for a better customer experience. And, on a combined basis, we’re better positioned to make investments in digital tools and capabilities to better engage customers with higher levels of training, culinary support and after sales service. The transaction also brings about significant financial benefits with synergies from supply chain initiatives, manufacturing efficiencies, combined selling and marketing investments, shared strategic investments and the leveraging of corporate overhead. We have estimated these synergies to deliver $100 billion in cost savings and we expect to achieve these savings within the first three years upon closing of the transaction. Also important to this transaction is the structuring of the financing consideration. The mix of equity and debt funding the transaction maintains our balance sheet flexibility, providing capacity for strategic investments in the business execution, on continued anticipated M&A and potential stock buybacks. In summary, the benefits of this transaction are both strategic and financial, providing immediate benefits to our customers as we can provide greater product and service offerings while better positioning Middleby for long-term growth through greater technology innovation investments in sales capabilities and the extension of our global reach. I would like to pass the call now to Bill Johnson to add further comment on the transaction. Bill Johnson^ Thanks, Tim. And good morning, everybody. I believed Tim’s comments about the strategic financial and customer benefits of this transaction are well stated and apply equally to Welbilt. One additional benefit for Welbilt and our brands is the solving of our long-term leverage issues within our capital structures. This has been an issue that has hung over our business since the notice was acquired by Manitowoc in 2008 [and] really limited our ability to pursue a growth agenda. Combining with Middleby will result in a better cash flow generation and lower debt, which should lead to more investment in growth initiatives for all of our combined brands. I am very pleased to be joining the Middleby Board of Directors upon the closing of the transaction. I look forward to working with Tim and the rest the Middleby Board to support the transaction integration, delivery of promise synergies and a long-term strategic direction of these two combined businesses. I also look forward to getting better acquainted with Middleby's great brands and people while remaining connected to all teammates I’ve had the pleasure of working with at Welbilt over the last several years. I’d now like to turn the call over to Bryan. Bryan Mittelman^ Thanks, Bill. Middleby's acquisition of Welbilt is an all stock – Welbilt’s share will be exchanged for 0.24 Middleby shares. Accordingly, we will be issuing approximately 18 million shares. This will result in Welbilt shareholders owning approximately [10 percent] of the combined company. At the time of the closing, Middleby will refinance Welbilt’s span outstanding debt with the existing power and capacity in our bank credit facility. As noted in the materials posted to our website, upon assuming Welbilt’s debt, we expect our secured debt leverage ratio to be approximately three times. We have always been proud of our cash flow engine. Our ability to grow cash flows is what has set the foundation to which we are building today. This transaction will expand the amount of free cash flows we generate. In turn, this will fuel growth, enable further improvements to our capital structure and drive shareholder returns. As we’ve traditionally done, cash flows will be used to continue investing in innovation in advancing our technology initiatives, as well as reducing our leverage.

We will have the flexibility to make strategic acquisitions and investments and evaluating of our capital allocation options, which includes share buybacks, is also something we will continue to do. Enhanced cash flows will come from a few sources, synergies operational improvements and lower combined financing costs. I will dive deeper into the synergies and margin impacts in a moment. In terms of financing costs, we will initially see an excess of $30 million of additional free cash flow refinancing Welbilt debt under our credit facility at close. Delivering integration benefits and margin expansion from reduced costs and operational efficiency is something we have a solid track record of achieving at Middleby. As summarized on Page 13 of the materials posted to our websites this morning, we’ve identified $100 million of expected synergies. We estimate it’ll take up to three years to achieve this run rate of savings with a target of getting halfway there in the first year after close. This is based on our initial due diligence processes and we will further develop potential plans over the coming months. At this point in time, we won’t be discussing specific tactics or strategies. Nonetheless, achieving such goals is something we’ve extensive experience in accomplishing. (Inaudible) the midterm EBITDA target of 26% for the Welbilt brands. This will be achieved through the synergies as well as continued focus on improving operational efficiency. The ongoing business transformation program at Welbilt also contributes to this goal. I’d also offer that BTP efforts help drive some of the synergy items and also address operational opportunities. I will now cover some future projected results. I refer you to the forward-looking information legend contained in the documents we have posted and that I’m referring to. Slide Six provides a 2022 outlook. These are preliminary projections and assume a January 1 transaction close. The $4.7 billion revenue amount is a pro forma combined view of Middleby and Welbilt and incorporates approximately 20% top-line growth in each company for ‘21 and then a little above mid-single-digit growth for ‘22. I will also share with you that I’ve been undertaking a market research project. I’ve enjoys smoothies created by the Multiplex FreshBlender and am looking forward to being able to share more robust input from across my family to future dates. Our efforts may help boost forecast ever so slightly. For 2021, the year at Middleby has started off well. Page 15 of the materials includes disclosure order and backlog information for the first quarter of ‘21.

We are pleased with the meaningful grow in both these measures across all our segments. Momentum has continue to improve. You can see that commercial food service orders have now moved into positive territory. We do have an overall positive outlook for the near term, especially given the backlog growth. It will be a few weeks until we provide full Q1 results. In the meantime, I will note that, for Q1 revenue in our commercial food service segments, we do expect to report low single-digit organic growth. Even with a solid start to the year, I have modelled modest sequential revenue at this time in terms of the growth in Q1 to Q2 and for the balance of the year as well while we’re seeing good order trends and we are also benefiting in Q1 from some pent-up demand and rollout activity. We’ve considered all these factors, as well as some risks in making our modelling assumptions. Furthermore, given the backlog levels, current market dynamics and our operational plans, we do expect the backlog to be converted into revenue over a longer timeframe than it was typical in the pre-COVID environment. Many variables are at play and our outlook will likely evolve over time. We do continue to address a variety of challenges in the supply chain and manufacturing environment. Component availability and pricing, logistics hurdles --as well as some matters around labor, such as availability, costs and worker safety are top of mind for us. While we’re still generally optimistic overall, these headwinds cannot be ignored. We entered the year with confidence around our expected performance. Given how the year has started and how our outlook has evolved, our view on this acquisition has been bolstered. We enter into this transaction on very solid footing, our financial strength, management capabilities, integration experience and market conditions all support executing this transaction at this time. I’m personally excited about what our future holds. We’ve built a strong company with leading margins and cash flows. Onto this space, we look forward to adding a collection of world-class brands and talented people. Lastly, a quick but much deserved and hard earned thanks to the teams behind the scenes at both companies who have helped bring this deal together. I know we’ve just --I know we’ve now just reached the starting line, but thanks for getting us here. Tim, back to you. Tim FitzGerald^ Thank you, Bryan. Before we open to questions, I would like to outline what happens next. [There is time] between this announcement and the close of the transaction as we seek shareholder approval and the completion of closing conditions.

As a result, we anticipate the transaction will be completed by the end of 2021 and, during this time, Welbilt and Middleby will continue to operate as separate independent companies. We expect questions from our customers, sales reps, channel partners, suppliers, employees and other stakeholders about our future plans. We have yet to fully develop those plans and we’ll be limiting what we can communicate until the transaction closes. So, keeping this in mind, we are limiting our ability to answer questions about future plans for the combined company at this time. With that in mind, I’d like to ask the operator, [Joelle], to open the line now for questions. Operator^ Thank you. To ask a question, you will need to press ‘star one’ on your telephone. To withdraw your question, press the ‘pound’ key case. Please stand by while we compile the Q&A roster. And our first question comes from [Mick Dolberry] with Baird. Your line is now open. Unidentified Participant^ Good morning everyone. Congratulations on the deal and – well, I guess this one phase is working out to be a little different than what everyone has planned. I guess my first question is really surrounding the mechanics of the deal. You expect thus deal to be completed by the end of ’21. This is – this is --pretty quick close here. So, how confident are you on this – on this timeline as it relates to this? Do you foresee any pushback from an antitrust perspective? Can you comment on that specifically, as it pertains, I think, to the hot side of your business and Welbilt’s business? Tim FitzGerald^ Yes. So, [Mick], we’re not going to make a whole lot of comments on the regulatory, which is part of the process. I think the first step is getting through shareholder approval and both our teams will be working on that expeditiously. And you’ll probably see shareholder materials come out in the next 40 --45 days or so. The regulatory – there’s always filings with transactions and we’ve done that many times over. And that’ll happen here in due course and we’ve got a number of jurisdictions. We spend a lot of time looking at that, feel pretty confident in the positions. As you look at these the businesses, they really are highly complementary, probably more than what most people would appreciate, both in terms of products, as well as geography. QUESTIONS AND ANSWERS

So, that’s something that we’ve looked at hard and I think it we feel confident about the work that we’ve done in that regard. But we’re limited really at this point in time and in what we can say, given we’ve – you’ve got legal teams that are working on the filings. Unidentified Participant^ I understand that. I guess, maybe if I can take a different outline here. As you’re sort of looking at the combined product portfolio, are you comfortable with potentially pruning where appropriate in order to sort of get this deal to move forward? Tim FitzGerald^ OK. So, again, I’m sure that you will get the question [to ask] five times, but I probably won’t – I’ll probably answer about the same --the same. Each one --we are confident in getting to the finish line with this transaction. So, I would say, again, as you go through it, it’s a highly complementary transaction and we’re operating in a pretty highly fragmented industry with lots of new players all the time. So, we’ve, again, been thoughtful about it and have a high level of confidence that this will get to the finish line. Unidentified Participant^ Understood. Then, if I may, a question for Bill Johnson. Bill, there’s a lot of work that you have done here, you and the team, over the past couple of years of Welbilt. I’m very curious to get your perspective and the board's perspective as to why this combination with Middleby makes sense from the standpoint of the Welbilt shareholders. Why is this the best --the best route going forward to create – to create value? Bill Johnson^ Yes. Well, as Tim said in his comments, it’s highly synergistic. There’s lots of value, the landscape is changing, the markets are changing, there’s a lot of innovation required, a lot of digital is coming and, with the combined company, we feel that we’re stronger together addressing those changes in the marketplace and we really feel that it benefits the Welbilt shareholders greatly to have the strength of those combined brain trusts of the companies together. [The Board’s] complete support of this transaction --as I am and we look forward to really working with the Middleby team. Unidentified Participant^ Understood. And then, final question before I get back in the queue, maybe picking up on those comments from Bill, I’m sort of curious – [FifthKitchen] you mentioned, Tim, as something that Welbilt has developed and it’s a competitive differentiator. KitchenConnect is also, obviously, a product that the company has worked on for a while. At the same time, you have a powerhouse dynamic and your own offering on the IOT side. So, I’m kind of curious as to how --what your plans are for integrating these platforms and how you think over time this will create some kind of competitive differentiation of anything at all for you --for you in the marketplace. Thank you.

Tim FitzGerald^ Yes. So, [Mick], I think – goes to a lot of the transformational trends that are going on the industry and things that both of our companies are investing in heavily. I know, as we’ve gotten that – calls, we’ve talked about making incremental investments of you 20 --$25 million a year in initiatives like that. So, [you should look]. Both companies have similar objectives where we may approach it somewhat different and I would say, in many ways, that’s pretty complementary in terms of what the Welbilt team is and what the Middleby team is doing. So, I think having kind of the shared brain trust of being able to put together a complementary set of solutions in that regard will allow us to go faster, will allow us to get there more efficiently in terms of thinking about the spend and really provided better offering to our customers, which is really fundamentally the most important thing to both of us here. So, we really see that as a great opportunity of one of the benefits of coming together. Unidentified Participant^ Great. Good luck, guys. Tim FitzGerald^ Thanks. Operator^ Thank you, our next question comes from [Sirier Bardetsky] with Jefferies. Your line is now open. Unidentified Participant^ Hi. First, congratulation on – transaction and. Bryan, I also enjoyed that smoothie machine. So, two things. I guess, first, can you comment on the potential synergies not included in over 100 [plans]? How are you thinking about the cross-selling opportunities? And then, for my second question, outside of the deal, we’re obviously hearing strong demand and that shows up in your orders, but (inaudible) for commercial food service. Maybe you could just comment [about] your team from the supply chain and I’ll leave it there. Thank you so much. Tim FitzGerald^ So, [Sirier], it’s a great question and, certainly, we expect that there will be long-term benefits of the companies coming together. That is one of the primary benefits. This is a long-term strategic transaction. That’s how we really approach all of our M&A and, again – you’re kind of going through how we can provide better offerings to our customers’ service support capabilities. The global reach is really an important aspect as well. So, kind of behind that is, as you move forward past kind of an initial integration period, that brings about positioning in different market segments and complementary market segments where we do expect that that will enhance kind of longer-term revenue growth. And that’s not something that we kind of baked into that initial $100 million of synergies. The second question I think was about Bryan drinking out of the Multiplex unit and what the financial impact of that was going to be. (inaudible). Sorry, I don’t remember… Bryan Mittelman^ [The] supply chain matters and challenges we’re facing. Tim FitzGerald^ So… Bryan Mittelman^ (inaudible) times. Tim FitzGerald^ Yes, I think that is a near term challenge of the entire industry. Obviously, things are improving. There’s a lot of volatility right now as orders come back online and different cadence with many customers. And there’s a lot of disruption in supply chain. Those are issues we will work through. Not only us, but really the industry as a --as a whole over the next several quarters. It is somewhat disruptive in terms of production, but I would chock that up really a near-term issue that that will [work] --get ahead of as we get through the latter part of the year. Unidentified participant^ Great. Thanks for taking my question. Tim FitzGerald^ Thank you. Operator^ Thank you. Our next question comes from Jeff Hammond with KeyBank Capital Markets. Your line is now open Jeff Hammond^ Hey. Good morning, everyone. Tim FitzGerald^ Morning, Jeff. Bryan Mittelman^ Morning, Jeff. Bill Johnson^ Morning, Jeff. Jeff Hammond^ Just on the synergies, can you just clarify the $50 million Year One run rate? Is that a run rate exiting the year or what’s your actual synergy number for 2022? And, I guess, do we get all of the $20 million of business transformation in 2022? Bryan Mittelman^ Yes, the – I’ll start with [Phil SF]. The business transformation, $20 million, is certainly expected to be fully realized at a minimum in 2022.

And the $50 million will be at a minimum run rate level by the end of – end of ‘22 certainly. We’ll be working and undertaking --planning activities as we get to on the close, but it’ll take a little bit of time to get the full benefit of all actions that are potentially going to be taken. Jeff Hammond^ Is a lot of that the early savings? Just corporate costs and public company costs? How much of that $32 million of corporate comes out in Year One? Bryan Mittelman^ There probably is a good chunk of that that does come out in Year One. Obviously, as we talked about, some of it depends on the timing of such and when audit requirements and board costs and as such change. But there still are certainly a lot of things needed to continue to be done to keep the companies operating who will be independent and, certainly, I guess that’s what’s behind your question. Things that are more operation or [supply] --are sales and marketing oriented do likely take more time than the corporate side to implement.\ Tim FitzGerald^ Jeff, I would just add a couple things. One, we’ve just announced the transaction, right? So, in terms of specificity of how the timing of how things roll out, we’ll have better understanding as we engage further, particularly post the transaction. I think what we have a high degree of confidence in is the --is the total amount of synergies. So, the timing to get there, quarter-by-quarter, year-by-year – that’ll evolve, but I think we feel pretty confident that, within the three-year period that that’s very achievable. Jeff Hammond^ OK. And then, last one, as you, maybe after this transformational deal, revisit the portfolio, how do you think, differently or the same, about the other two businesses, which, I think, after the deal closes, will be much smaller, food processing, [rest] kitchen --in terms of fit and growth from here? Tim FitzGerald^ OK. So, just making sure I understood the question, but those are very strategic, synergistic platforms to Middleby. So, nothing changes on our view on the importance. And I think, in my opinion, both are still an early stage of what the long-term opportunities are for both. I would --there are synergies, by the way, that come out of this transaction that I think will help both of those platforms. So, I think that is one of things that we’re looking forward to. I would also say, as we talked about with the capital structure, we’re in a very comfortable place after completing this transaction know with a higher degree of cash flow generation. And, in a lot of ways, that allows us to not only continue on M&A and investment as we have done. But some of that accrues to those platforms as well as we’re thinking about making investments further into residential and food processing.

Jeff Hammond^ OK. Great color. Thanks, guys. Congrats. Tim FitzGerald^ Thanks. Operator^ Thank you. As a reminder, to ask a question, you will need to press ‘star one’ on your telephone. And the next question comes from Joel Tiss with BMO. Your line is now open. Joel Tiss^ Hey, guys. How’s it going? Tim FitzGerald^ Good. How are you, Joel? Joel Tiss^ Alright. This is really fabulous. I’m very excited. I wonder if you can, maybe generically, give us any sense of how --of how the authorities look at these different categories. Do they drill down into different categories or are they more kind of holistic? Just based on your historic experience. Are they looking at rapid cooking or do they drill all the way down into stuff like frying? And any just even generic, not even related to you guys, thoughts about how the authorities look at the bigger categories. Tim FitzGerald^ Yes. So, as I said, I knew you guys would take another shot at that. And thank you, Joel, for doing that. I think we’re going to refrain from that right now. I think certainly we spent a fair bit of time on that. I will profess I’m – again, we’ve been thoughtful about it, but I also am not an antitrust attorney so probably best left for those guys. So, I’ll just, again, say that we’ve been – we’ve done our homework. We’ve been thoughtful about it and really, I’m not going to make – kind of comment further on that at this point in time. Joel Tiss^ OK, that’s fair. And, just a quick follow-up for Bill, can you think of any areas where having a much larger platform is really going to sort of accelerate your ability to get some of the margin improvement and the cost savings that that you guys have been targeting for a while? Bill Johnson^ Well, I – Tim laid out the synergies and then there’s VDP savings on top of it. And those things kind of blend together a little bit and they get overlapped and there’s lots of --lots of interactions. But, as we take a look at those things post-closing, there are a lot of opportunities and there’s a lot of overlap there. So, obviously, having more buying power with suppliers is helpful and there’s a lot of this supply chain stuff we’ve been working on --gets benefited by being in a larger organization.

I think that certainly, for logistics purchasing power --and then, just on the innovation side of things, I think bringing these two great engineering companies together and putting all of the best minds together in the industry that you can, you’re just going to get better solutions and that’s going to benefit our customers greatly. So, I’m really excited about it. Joel Tiss^ OK, thank you. I appreciate it. Operator^ Thank you. Our next question comes from [Tim Dine] with [the City Group]. Your line is now open. Unidentified Participant^ Great. Thank you and good morning. The first question is just on how you’re planning how to kid of manage this from an integration standpoint, as you think about just kind of the go to market strategy and frankly kind of the cultural kind of DNA of the two companies is quite different from the standpoint of Middleby being very decentralized and kind of brand by brand, whereas Welbilt, historically, is kind of – gone to the market as a portfolio. So, how do you plan to kind of merge those two or what consideration have you kind of given towards that? Tim FitzGerald^ I think there’s a couple pieces there. I think --first off, I think there’s great chemistry between the teams and I think the relationship that Bill and I have is very strong and it’s been very collaborative and I think that that moves through the rest of the organization. So, I think that we will get the best set of organizations because of the dynamic between the teams. And I think, culturally, there actually is a lot of similarities. I think there may be some differences in operating philosophies, but, culturally, both companies are focused on innovation. We’re very focused on taking care of the customer. And those things are critically important to us, obviously, and that’ll carry forward. I think as we’ve both been evolving Middleby, we are very focused on being on the brand, being decentralized and powering our people. That will continue and --that being said, we’ve also surrounded our brands with capabilities and tools, whether that’s technologies, whether it’s sales, resources, et cetera. And that will continue, but if – really, if you look at Welbilt, they – what they – Bill has actually pushing more, I would say --more autonomy back to the brands over the past year or so.

In some ways, they’ve been moving a little bit more towards how we’ve been operating and then issue --look at some of the shared service capabilities. It really isn’t that different. I think we’ll reframe some things as we move forward, but, really, the objectives that we both have are very similar. So, it’s to kind of thinking about how do we get the best out of both organizations. So, I’ve got a high-level of confidence that we’ll be able to really work together to get the best out of – out of what each organization is doing. Unidentified Participant^ Got it. And then, a lot of – a lot of mentions, Tim, of just how the markets are changing and certainly a lot of labor issues that that your restaurant customers are dealing with. As you look out beyond just kind of the near-term order improvement that you’re seeing, can you speak to maybe the longer-term project pipeline and what you’re seeing --the kitchen redesigns and things like that? Enviously, take some time to develop, but are you actually seeing that? How is that kind of shaping (inaudible) meeting? Are you starting to see some of this actually translate into more discussions and kind of longer-term opportunity from the standpoint of integrating all this AI and automation, et cetera, into the kitchen? Tim FitzGerald^ Yes. So, this period is accelerating how people think about their operations, right? Because the customer trends are changing the operating challenges, are increasing and just kind of fundamentally – again, operators need to rethink their business models. And there are new operators coming into the food service industry that are coming in with new business models, right? So, that is creating a dynamic and the pace of change that I don’t think the restaurant industries had in decades. And., by the way, there’s new technologies out there that didn’t exist decades ago, right? So, I think it --that is one of the fundamental things certainly. There’s lots of great reasons for this transaction, but I do believe that we’re at an inflection point and an inflection point does take years sometimes. So --but we’re at the beginning stages of that and it is one of the benefits of us being able to meet those needs of our customers in a different way. And so, yes, we are seeing again new entrance existing customer thinking different, engaging with us in different solutions and technologies that they’ve had in the past. Some of it is more, I would say, practical. What’s the 0 next generations of it is further forward-looking and we’ve been – again, we think we’ve been looking years ahead and --but we’ve been kind of delivering to our customers what’s immediately up to bat.

But I do think we’re seeing – we’re engaging on both right down and, again, one of the reasons why I think this is a great time for the transaction for both organizations. It really does allow us to bring better breadth of solutions and for us to, in a smart way invest in the down the road technologies. Unidentified Participant^ Got it. Thank you. Operator^ Thank you. Our next question comes from Todd Brooks with C.L. King & Associates. Your line is now open. Todd Brooks^ Hey. Good morning, everybody. Congratulations on the announcement of the acquisition. Unidentified Company Representative^ (inaudible). Todd Brooks^ Two quick questions. You’re welcome. Two quick questions. One, Tim, when you were talking about the regulatory, and I won’t --I won’t drill down from the attorney side of things as far as putting the two companies together, but you had mentioned that it’s a surprisingly fragmented industry, both across product lines and across geographies. Do you have any data on kind of the combined entity from a market share standpoint that you can --you can share with us so that we can --we can assess how truly fragmented these end markets are and maybe handicap from our side what we think about the deal getting through regulatory review? Tim FitzGerald^ So, the simple answer is no. Honestly, it’s very difficult to measure market shares in this industry. There’s lots of private companies and there’s lots of new entrance every year. You’d be surprised at the sizes of the companies that that are off the radar. Obviously, there’s always a lot of focus on Middleby and Welbilt because you all follow us and we’re kind of pure [plays] in the industry. But there is surprisingly --amount of companies out there, but it is because of --because many of them are global, many of them are our private bidders --limited data out there. Todd Brooks^ OK. OK. And then, just a final question, if we if we talk on the R&D and innovation side from two angles. One, looking at both Middleby and Welbilt, kind of leaders in the space from an innovation standpoint, farther along on cloud-based solutions and automated controls for the equipment, I guess, do you think of R&D going forward as a true brand differentiator for the combined platform where, for somebody to drop to a – to a second and third competitor from a competition standpoint, putting the two leaders together from a controls and cloud-based standpoint together, that it really will change how customers are thinking about the combined platform and really give you a branded advantage from a capability standpoint over others? Tim FitzGerald^ Well – so, I will maybe start. In a little bit, I’ll kick it to James. So, look, this is a new area, right? So, there’s lots of players that are not in food service today that are --provide collab-based solutions and point-of-sale systems and software, et cetera, to our customers today. So, in some ways, we’re kind of in the infancy stage and – but we also think we can provide further value-added solutions to our customers because we are the equipment guys and our objective is really to provide more value to our customers. And that’s a big investment that, again, we’re committed to. So, we can provide those higher ROIs so we can help them operate their kitchens more efficiently. But it – but it is an important strategy to both of our organizations, Welbilt and Middleby, coming into this and I’ll kind of just add James because he’s really the driver of it here on the Middleby side. James Pool^ Yes, I think just, synergistically, with the company coming together – I think synergies give our customers the ability to have platforms to choose from, from controls to connectivity to IOT, to give them a broad choice of user experiences from connectivity options in the field even to automation. So, we don’t view this, by any means, as one solution, but many solutions in the --in the market moving forward to up to provide our customers with is greater flexibility and intuitive, smart, connected controls. Todd Brooks^ OK. Great. Thanks, and congratulations again. James Pool^ Thank you. Tim FitzGerald^ Thank you. Operator^ Thank you. Our next question comes from Larry De Maria with William Blair. Your line is now open. Larry De Maria^ OK. Good morning. Thank you. Tim FitzGerald^ Hey, Larry. Larry De Maria^ I know you – hey, Tim. Hey, Bill. I know you’re not crazy about going down the line of questioning of market share and divestitures and stuff. Seems like most of the complementary aspects are geography in the cold side and I know we’ve all talked market share before in some of these categories in the hot side.

So, if we think about where some of the main overlap is, and I’m thinking [Speed Cook], the Turbochef, the [Marichef] and fryers --pizza ovens in these big categories. In North America, aren’t these categories all probably 70 percent combined shares Middleby and Welbilt? Isn’t that – is that a fair statement or is that --is that too high? Because that’s what I think we’ve all been sort of learning in the last few years. Tim FitzGerald^ OK. So, thanks again for asking the question, but – so, I don’t – I don’t think there are lots of players. I could probably come up with 100 fryer manufacturers globally. Many of which are – it’s easier to be a global company today, by the way, than it was before and you see products that are going across --border all the time. And, by the way, lots of our customers are global in nature as well. So, there are a lot of players in all of these categories and, certainly, I’m not going to quote market share percentages. So, I wouldn’t necessarily agree with what they – what you just mentioned there, but, certainly, there are areas that we both play in on the hot side but we are not the only ones to play there. Again, many competitors. And I think you will also see that there’s a lot of competitors that move across different categories, offering your solutions. And there’s not only one solution to what a need is for our customers. So, again, we’re aware of where there are some potential overlaps, but, again, by-and-large, our platforms are complementary and, even where we see each other, they’re often very differentiated solutions. Larry De Maria^ OK. Thank you. Then maybe, switching gears, can you talk about, maybe with Bill, the chances of the deal? How quickly those come together. And, Bill, was there much other interest? Is it something you guys sort of [shopped] around and tried to get done? So, just a little bit more background on the deal, how it happened and – et cetera. Bill Johnson^ Yes. Look, there’ll be a proxy put out on this and it’ll detail although how the deal came together and I think we’ll just wait and leave it for when the proxy comes out. Larry De Maria^ OK. Can I speak one more in here? Can you just talk a little bit about --what did you expect the reception from the distribution inclines to be in and if you expect any changes in go to market through the distributors and et cetera or do we just consolidate in --into one go to market strategy? If you could just talk about the distribution and potential for acceptance or blowback. And I’ll leave it there. Thanks, and good luck.

Tim FitzGerald^ So, even today, just – I remember, Middleby’s got lots of different solutions and go to market strategies, but I will just say – one of the things that’s really important to us is our strategic partners. We --and that – there’s a lot there that I’m talking about, but we’ve made a significant effort over the last several years to get closer to them and I think this transaction allows us to better support them as well. And they’re an integral part of our organization in delivering value to our end-user customers. So, I think the breadth of the solution that we’ll have together is the ability to support those partners in a better way, whether it’s training, whether it’s hands out through culinary --just that’s an important aspect of this this transaction. So, I would say it’s not a change in what --the approach that we’ve already had. It is really additive to the approach that we’ve had to working closely with our strategic partners. Larry De Maria^ OK. Thank you. Good luck. Tim FitzGerald^ Thanks, Larry. Operator^ Thank you. The last question we have time for today is a follow up from [Mick Dolberry] with Baird. Your line is now open. Unidentified Participant^ Thank you for taking a follow up. Just – sort of a quick clarification for modelling purposes here. So, on Slide 13, where you’re talking about incremental Welbilt annual business transformation savings of $20 million, my recollection is that the transformation program at Welbilt was aiming for $75 million of total savings. So, am I --am I to understand here that $55 million has been already realized and you guys are just attending the last $20 million here or is there a component of that $55 million that’s kind of baked into the manufacturing supply chain and operations optimization synergies as well? Tim FitzGerald^ Yes, [Mick], I’ll take this and Bryan can correct anything that I’ll say wrong, which is usually the case. So, I think, as we’ve looked at it, we’ve really looked at BTP in maybe a nearer term of the approach and wanted to make sure that we really, in terms of the Middleby side, modelled this appropriately -thinking about what is --realize (inaudible) in the short term. Also, recognizing that we’re in a period of disruption, right? You’ve had supply chain disruption that we’re all going through. We’ve kind of come through crisis mode. And, as the Welbilt team’s been trying to put BTP in place, you’re also going through a period where you’ve got employees furloughed as (inaudible) moving all over the place?

So, I think the way we’ve approached it is --what do we have clarity and what are we comfortable (inaudible) putting in a model. But, as we’re thinking about the companies coming together – and then, I think – it’s worth thinking about the $100 million of synergies. Certainly, the work that the Welbilt team has done and will continue to do benefits that --those numbers. So, whether that is a Middleby synergy or there’s some – there’s some BTP in there or maybe it’s the two of us coming together. I would say there’s some element of that. I would say these guys have done a lot of good work around supply chain. They’ve done a lot of good work also around the manufacturing processes and efficiencies who’ve had a chance to for a few of the facilities. And they’ve made investments in production equipment, streamlining workflow on the operations and, again, I’ve got to go back to the opening comments that I think there’s momentum that both companies – there’s great things going on at Middleby by way. So, I think we’re coming into where it’s a – it’s a good time for both companies to come together and that will there be a backdrop of some momentum from the work that they’ve done through that BTP and perhaps give us great --greater certainty in the synergy number that we would put forth. Unidentified Participant^ (inaudible). OK. Understood. Final question. You talk about this deal being accretive in Year One. You’re a little more clear as to what the accretion is in Year Two. I just want to make sure that I have sort of my math right here, Bryan, but, back of the envelope here, I’m getting something. $0.40 --$0.50 accretion in Year One. Am I off? How do you think about it? Bryan Mittelman^ Well, we’ve commented that it’s double-digit in Year Two and --because that implies that it’s single digit in Q – I’m sorry. Not in – Year Two so that it would be single-digit for the first year. So, I guess, if you apply that --apply that math, you’re headed in the right neighborhood. Unidentified Participant^ OK. Appreciate it. Thank you so much. Operator^ Thank you. And we do have ab additional question in the queue from Tom Simonitsch with J.P. Morgan. Your line is now open. Tom Simonitsch^ Good morning. And thanks for taking my question. I appreciate your comments on pro forma balance sheet flexibility, nut we have the bandwidth to pursue smaller deals while [integrating] Welbilt or should be expect to see a cause in M&A when this closes?

Tim FitzGerald^ Yes. Look – so, it is a core competency of Middleby --is M&A. Again, as you just said, flexibility in the balance sheet. We are not ruling out that there may be innocent some other M&A. Obviously, if it’s (inaudible) M&A things that are strategic in the additive in the interim period. We will --those things are (inaudible) potential. Obviously, this transaction is very significant, meaningful and (inaudible) so I’m being very clear. We’re very focused on this being successful for both organizations. So, we will not get distracted, but I will say – we’ve not only balanced sheet flexibility. but we have an excellent management team that is very equipped to take on this transaction, along with an excellent management team that --Welbilt as well. So, I feel very comfortable from that standpoint to that --be one of the important things to get to a successful transaction. But, again, we’re going to continue to build the combined business for the long-term. So, as things come up through the course of the year that you may see other things announced. Tom Simonitsch^ I’ll leave it there. Thank you very much and good luck. Tim FitzGerald^ Thank you. Operator^ Thank you. This does conclude the question-and-answer session. I would now like to turn the call back over to management for closing remarks. Tim FitzGerald^ Great. Thank you, [Joelle]. package. So, just in closing, I would like to once again share my enthusiasm and all of our enthusiasm about today's announcement. The combination will create a premier food equipment company and a food service platform well-positioned to deliver for customers through complementary products, global reach, best-in-class service and forward-thinking technology solutions. And, at Middleby, we have a long track record --track record of successful strategic acquisitions and we are confident in our ability to bring about the same results with this transaction. So, again, thank you, everybody, for joining us on this morning's call and --look forward to speaking with you at earnings. Operator^ This concludes today’s is conference call. Thank you for participating. You may now disconnect.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology. Such forward-looking statements, including those regarding the timing and consummation of the transactions described herein, involve risks and uncertainties. Middleby’s and Welbilt’s experience and results may differ materially from the experience and results anticipated in such statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but are not limited to, the following factors: the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals of the transaction from the stockholders of Middleby or Welbilt or from regulators are not obtained; litigation relating to the transaction; uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; risks that the proposed transaction disrupts the current plans or operations of Middleby or Welbilt; the ability of Middleby and Welbilt to retain and hire key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to relationships with customers, suppliers, distributors and other business partners resulting from the announcement or completion of the transaction; the combined company’s ability to achieve the synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses; the impact of COVID-19 or other public health crises and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; and legislative, regulatory and economic developments. Other factors that might cause such a difference include those discussed in Middleby’s and Welbilt’s filings with the SEC, which include their Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and in the joint proxy statement/prospectus on Form S-4 to be filed in connection with the proposed transactions. For more information, see the section entitled “Risk Factors” and the forward looking statements disclosure contained in Middleby’s and Welbilt’s Annual Reports on Form 10-K and in other filings. The forward-looking statements included in this communication are made only as of the date hereof and, except as required by federal securities laws and rules and regulations of the SEC, Middleby and Welbilt undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction, Middleby intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Middleby and Welbilt that also constitutes a prospectus of Middleby. Each of Middleby and Welbilt also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of Middleby and Welbilt. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of these documents (if and when available), and other documents containing important information about Middleby and Welbilt, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Middleby will be available free of charge on Middleby’s investor page at www.middleby.com or by contacting the Middleby Investor Relations Department by email at investors@middleby.com or by phone at +1 (847) 741-3300. Copies of the documents filed with the SEC by Welbilt will be available free of charge on Welbilt’s website at www.welbilt.com or by contacting Welbilt’s Investor Relations Department by email at Richard.Sheffer@welbilt.com or by phone at +1 (727) 853-3079.

Participants in the Solicitation

Middleby, Welbilt and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Middleby is set forth in Middleby’s proxy statement for its 2021 annual meeting of shareholders, which was filed with the SEC on March 31, 2021, and Middleby’s Annual Report on Form 10-K for the fiscal year ended January 2, 2021, which was filed with the SEC on March 3, 2021. Information about the directors and executive officers of Welbilt is set forth in its proxy statement for its 2021 annual meeting of shareholders, which was filed with the SEC on March 15, 2021, and Welbilt’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 26, 2021. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Middleby or Welbilt using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.